EXHIBIT 99.1

Brookfield Infrastructure Reports Third Quarter 2021 Results

BROOKFIELD, NEWS, Nov. 03, 2021 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the third quarter ended September 30, 2021.

“The successful acquisition of Inter Pipeline marked a significant milestone for Brookfield Infrastructure and third quarter results were supported by its initial contribution, as well as strong organic growth within our base business,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “Looking ahead, we are confident in our ability to capitalize on new investment opportunities of scale across our target sectors and geographies.”

	For the three months ended September 30		For the nine months ended September 30
US$ millions (except per unit amounts), unaudited[1]	2021	2020	2021	2020
Net income[2]	$413	$5	$955	$63
– per unit[3]	$0.72	$(0.12)	$1.60	$(0.22)
FFO[4]	$422	$365	$1,247	$1,056
– per unit (split-adjusted)[5]	$0.89	$0.79	$2.66	$2.27

Brookfield reported net income of $413 million ($0.72 per unit) for the three-month period ended September 30, 2021 compared to $5 million (a loss of $0.12 per unit) in the prior year. Net income increased compared to the prior year as the current period benefited from organic growth at the high-end of our target range, contributions from recently closed acquisitions, and a gain on the sale of our U.S. district energy operation which closed in July.

Funds from Operations (or FFO) of $422 million for the quarter reflects a 16% increase compared with the same period last year. Results were supported by strong growth from our base business and the initial contribution from Inter Pipeline Ltd. ("IPL"). Excluding the recovery of shutdown-related effects experienced in 2020, organic growth was robust at 9%. This includes inflationary tariff increases and the commissioning of over $800 million in new capital projects in the last twelve months. Current quarter results exclude the impact related to the sale of various assets, which raised almost $2 billion of net proceeds for Brookfield Infrastructure this year.

Segment Performance

The utilities segment generated FFO of $182 million compared with $169 million in the prior year. Organic growth for the segment of 7% reflects inflation indexation and the commissioning of over $400 million of capital into the rate base during the last 12 months. Results also benefited from the acquisition of the remaining interest in our Brazilian regulated gas transmission operation. Last year’s results included our U.K. smart meter portfolio and North American district energy platform, which were divested earlier this year.

FFO for the transport segment was $181 million, an improvement of approximately 18% compared with the prior year. Results benefited from strong organic growth driven by economic recovery-fueled volumes and inflationary tariff increases. Growth is also attributable to a full-quarter contribution from our U.S. liquified natural gas (LNG) export terminal. Prior year results included a full contribution from our Australian export terminal, of which we sold a 22% stake in December 2020.

FFO for the midstream segment totaled $103 million, an annual increase of more than 55%. Results reflect a partial contribution from IPL, in addition to strong gas transportation volumes and the benefit of elevated commodity prices across our existing businesses. Prior year results reflected an additional 12.5% ownership in our U.S. gas pipeline, which was sold in March.

The data segment recorded FFO of $58 million, a 16% increase compared with the prior year. This reflects a full quarter of results from our Indian telecom tower business and organic growth within our existing operations. The contribution from organic growth includes inflationary price increases and the build-to-suit tower and fiber-to-the-home programs at our French telecom operation.

The following table presents FFO by segment:

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2021	2020	2021	2020
FFO by segment
Utilities	$182	$169	$538	$491
Transport	181	154	516	420
Midstream	103	66	309	203
Data	58	50	178	135
Corporate	(102)	(74)	(294)	(193)
FFO	$422	$365	$1,247	$1,056

Update on Strategic Initiatives

We completed or advanced several important initiatives in, and subsequent to, the third quarter of 2021:

  Inter Pipeline Ltd. – We completed the privatization of IPL on October 28 and have made good initial progress implementing our 100-day plan. Initial activities include driving the construction and commissioning of the Heartland petrochemical complex (HPC) to ensure an on-time start-up in 2022, identifying areas for optimization and efficiency post-closing and further identifying near-term commercial opportunities to improve profitability of the business. As part of the commercial review, we are highly focused on opportunities where we can assist customers in reaching their net-zero goals.
  Australian Regulated Utility – Earlier this week, it was announced that Brookfield’s open-ended core infrastructure fund, alongside institutional partners, reached an agreement to acquire 100% of AusNet Services Ltd., a publicly traded regulated utility company in Australia for approximately A$17.8 billion on an enterprise value basis (A$8.3 billion equity value). These are high-quality, critical, regulated utilities that provide essential services within Victoria and are part of Australia’s backbone electricity transmission grid. The transaction is targeted to close in the second quarter of 2022, and BIP is expected to invest approximately $500 million.
  Chilean Toll Road Operation – During the quarter, we signed an agreement to divest Brookfield’s remaining 34% stake in our Chilean toll road operation. The transaction is expected to close this month and will generate net proceeds to Brookfield Infrastructure of approximately $160 million. This equates to an enterprise value consistent with the prior sales in 2019 and 2020 and an overall investment internal rate of return of approximately 16%.

Distribution and Dividend Declaration

The Board of Directors has declared a quarterly distribution in the amount of $0.51 per unit, payable on December 31, 2021 to unitholders of record as at the close of business on November 30, 2021. This distribution represents a 5% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 7, Series 9, Series 11, Series 13 and Series 14 have also been declared, as well as the capital gains dividend for BIP Investment Corporation Senior Preferred Shares, Series 1. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.51 per share, also payable on December 31, 2021 to shareholders of record as at the close of business on November 30, 2021.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with $650 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Infrastructure Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and can also be found in the shareholders section of its website at www.brookfield.com/infrastructure. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media:	Investors:
Sebastien Bouchard	Kate White
Vice President, Communications	Manager, Investor Relations
Tel: (416) 943-7937	Tel: (416) 956-5183
Email: sebastien.bouchard@brookfield.com	Email: kate.white@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Third Quarter 2021 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure’s website under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on November 3, 2021 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/xa7d38tg or via teleconference at 1-866-688-9459 toll free in North America. For overseas calls please dial +1-409-216-0834, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-859-2056 or +1-404-357-3406 (Conference ID: 6329445).

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics such as the COVID-19 on our business and operations (including the availability, distribution and acceptance of effective vaccines, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 11 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2021 were 295.6 million and 295.5 million, respectively (2020 – 295.3 million and 294.5 million). Loss per limited partnership unit for the nine-month period ended September 30, 2020 has been adjusted to reflect the dilutive impact of the special distribution.
  FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. A reconciliation of net income to FFO is available on page 8 of this release.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and nine-month periods ended September 30, 2021 were 473.8 million and 468.0 million, respectively (2020: 464.9 million and 464.9 million, adjusted for the BIPC special distribution).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Sept. 30, 2021	Dec. 31, 2020

Assets
Cash and cash equivalents	$1,840	$867
Financial assets	748	425
Property, plant and equipment and investment properties	38,871	32,102
Intangible assets and goodwill	22,267	18,401
Investments in associates and joint ventures	4,943	5,528
Deferred income taxes and other	5,783	4,008
Total assets	$74,452	$61,331

Liabilities and partnership capital
Corporate borrowings	$3,424	$3,158
Non-recourse borrowings	26,362	20,020
Financial liabilities	2,929	3,374
Deferred income taxes and other	16,376	13,106

Partnership capital
Limited partners	4,811	4,233
General partner	25	19
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,982	1,687
Exchangeable units/shares[1]	1,120	650
Interest of others in operating subsidiaries	16,285	13,954
Preferred unitholders	1,138	1,130
Total partnership capital	25,361	21,673
Total liabilities and partnership capital	$74,452	$61,331
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended September 30		For the nine months ended September 30
US$ millions, except per unit information, unaudited	2021	2020	2021	2020

Revenues	$2,939	$2,209	$8,285	$6,351
Direct operating costs	(1,607)	(1,185)	(4,386)	(3,487)
General and administrative expense	(102)	(86)	(293)	(219)
Depreciation and amortization expense	(525)	(411)	(1,486)	(1,186)
	705	527	2,120	1,459
Interest expense	(368)	(278)	(1,085)	(807)
Share of earnings from associates and joint ventures	24	17	101	76
Mark-to-market on hedging items	(24)	(66)	(4)	57
Other income (expense)	314	16	1,658	(218)
Income before income tax	651	216	2,790	567
Income tax (expense) recovery
Current	(91)	(70)	(259)	(183)
Deferred	(24)	2	(276)	(54)
Net income	536	148	2,255	330
Non-controlling interest of others in operating subsidiaries	(123)	(143)	(1,300)	(267)
Net income attributable to partnership	$413	$5	$955	$63

Attributable to:
Limited partners	$225	$(26)	$506	$(41)
General partner	53	46	154	137
Non-controlling interest
Redeemable partnership units held by Brookfield	93	(11)	209	(19)
Exchangeable units/shares[1]	42	(4)	86	(14)
Basic and diluted earnings (loss) per unit attributable to:
Limited partners[2]	$0.72	$(0.12)	$1.60	$(0.22)
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2021 were 295.6 million and 295.5 million, respectively (2020 – 295.3 million and 294.5 million). Loss per limited partnership unit for the nine-month period ended September 30, 2020 has been adjusted to reflect the dilutive impact of the special distribution.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2021	2020	2021	2020

Operating Activities
Net income	$536	$148	$2,255	$330
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	3	3	(15)	75
Depreciation and amortization expense	525	411	1,486	1,186
Mark-to-market on hedging items, provisions and other	(252)	130	(1,600)	395
Deferred income tax expense (recovery)	24	(2)	276	54
Change in non-cash working capital, net	81	86	(195)	73
Cash from operating activities	917	776	2,207	2,113

Investing Activities
Net (investments in) proceeds from:
Operating assets	(2,029)	(3,405)	414	(2,683)
Associates	—	(309)	412	(309)
Long-lived assets	(579)	(328)	(1,302)	(970)
Financial assets	(236)	(52)	(212)	(308)
Net settlements of foreign exchange contracts	8	—	(9)	83
Cash used by investing activities	(2,836)	(4,094)	(697)	(4,187)

Financing Activities
Distributions to limited and general partners	(318)	(283)	(926)	(848)
Net borrowings (repayments):
Corporate	648	(221)	257	444
Subsidiary	1,452	152	2,075	383
Deposit (repaid to) received from parent	(201)	545	(545)	545
Net preferred shares issued	(206)	195	(12)	195
Partnership units issued	3	2	9	7
Net capital provided by (to) non-controlling interest and other	1,326	2,545	(1,172)	1,587
Cash from (used by) financing activities	2,704	2,935	(314)	2,313

Cash and cash equivalents
Change during the period	$785	$(383)	$1,196	$239
Cash reclassified as held for sale	(161)	—	(161)	—
Impact of foreign exchange on cash	(59)	15	(62)	(54)
Balance, beginning of period	1,275	1,380	867	827
Balance, end of period	$1,840	$1,012	$1,840	$1,012

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2021	2020	2021	2020

Adjusted EBITDA
Utilities	$236	$219	$710	$636
Transport	250	200	722	569
Midstream	128	87	395	269
Data	84	65	250	174
Corporate	(102)	(86)	(293)	(219)
Total	596	485	1,784	1,429

Financing costs	(190)	(136)	(554)	(435)
Other income	16	16	17	62
Funds from operations (FFO)	422	365	1,247	1,056

Depreciation and amortization	(270)	(239)	(823)	(708)
Deferred taxes and other items	261	(121)	531	(285)
Net income attributable to the partnership	$413	$5	$955	$63

Notes:

Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses. Net income attributable to the partnership includes net income attributable to limited partners, the general partner, and non-controlling interests – redeemable partnership units held by Brookfield, Exchange LP Units, BIPC exchangeable LP units and BIPC exchangeable shares.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended September 30		For the nine months ended September 30
US$, unaudited	2021	2020	2021	2020

Earnings (loss) per limited partnership unit[1]	$0.72	$(0.12)	$1.60	$(0.22)
Add back or deduct the following:
Depreciation and amortization	0.57	0.51	1.76	1.52
Deferred taxes and other items	(0.40)	0.40	(0.70)	0.97
FFO per unit[2]	$0.89	$0.79	$2.66	$2.27
  Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2021 were 295.6 million and 295.5 million, respectively (2020 – 295.3 million and 294.5 million). Loss per limited partnership unit for the nine-month period ended September 30, 2020 has been adjusted to reflect the dilutive impact of the special distribution.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and nine-month periods ended September 30, 2021 were 473.8 million and 468.0 million, respectively (2020: 464.9 million and 464.9 million, adjusted for the BIPC special distribution).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of
US$ millions, unaudited	Sept. 30, 2021	Dec. 31, 2020

Assets
Operating groups
Utilities	$2,330	$2,896
Transport	3,981	4,209
Midstream	4,306	2,245
Data	1,835	1,995
Cash and cash equivalents	732	464
	$13,184	$11,809

Liabilities
Corporate borrowings	$3,424	$3,158
Other liabilities	1,822	2,062
	5,246	5,220
Capitalization
Partnership capital	7,938	6,589
	$13,184	$11,809

Notes:

Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to limited partners, the general partner and non-controlling interests – redeemable partnership units held by Brookfield, Exchange LP Units, BIPC exchangeable LP units and BIPC exchangeable shares.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from the Brookfield Infrastructure’s Consolidated Statements of Financial Position on page 5 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position.

Brookfield Infrastructure Corporation Reports
Third Quarter 2021 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today has declared a quarterly dividend in the amount of $0.51 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on December 31, 2021 to shareholders of record as at the close of business on November 30, 2021. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by BIP on its units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at www.brookfield.com/infrastructure. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.

Results

The net income and Funds from Operations1 (FFO) of BIPC are captured in the Partnership’s financial statements and results.

Net income, after adjusting for revaluation and dividends paid on our Shares that are classified as liabilities under IFRS, was $46 million for the three-month period ended September 30, 2021. This represents an increase of approximately $30 million over the prior year as results benefited from capital commissioned into rate base and the recovery of connections activity at our U.K. regulated distribution business, as well as inflationary tariff increases and an increased ownership interest at our Brazilian regulated gas transmission business.

Our business generated FFO of $112 million for the quarter, representing a 13% increase compared to the same period of the prior year. FFO in the current quarter benefited from inflationary-indexation and additions to rate base, as well as the acquisition of an additional interest in our Brazilian regulated gas transmission business. Last year’s results included our U.K. smart meter portfolio which was divested earlier this year.

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics such as COVID-19 on our business and operations (including the availability, distribution and acceptance of effective vaccines), the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

  FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We also exclude from FFO dividends paid to the holders of the Shares which are presented as interest expense, as well as interest expense on loans payable to the Partnership which represent the Partnership’s investment in our company. A reconciliation of net income to FFO is available on page 16 of this release.

Brookfield Infrastructure Corporation
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Sept. 30, 2021	Dec. 31, 2020

Assets
Cash and cash equivalents	$406	$192
Accounts receivable and other	522	394
Due from Brookfield Infrastructure	585	—
Property, plant and equipment	4,581	5,111
Intangible assets	2,733	2,948
Goodwill	500	528
Deferred tax asset and other	110	171
Total assets	$9,437	$9,344

Liabilities and Equity
Accounts payable and other	$550	$505
Loans payable to Brookfield Infrastructure	260	1,143
Exchangeable and class B shares	3,539	2,221
Non-recourse borrowings	3,577	3,477
Financial liabilities	987	1,031
Deferred tax liabilities and other	1,714	1,539

Equity
Equity in net assets attributable to the Partnership	(1,932)	(1,722)
Non-controlling interest	742	1,150
Total equity	(1,190)	(572)
Total liabilities and equity	$9,437	$9,344

Brookfield Infrastructure Corporation
Consolidated Statements of Operating Results

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2021	2020	2021	2020

Revenues	$414	$349	$1,229	$1,055
Direct operating costs	(71)	(60)	(212)	(176)
Depreciation and amortization expense	(65)	(69)	(210)	(212)
	278	220	807	667

Interest expense	(77)	(59)	(208)	(153)
Remeasurement of exchangeable and class B shares	108	(292)	(168)	(432)
Mark-to-market and other (expense) income	(19)	(30)	82	(91)
Income (loss) before income tax	290	(161)	513	(9)
Income tax expense
Current	(60)	(44)	(164)	(123)
Deferred	(17)	(17)	(157)	(83)
Net income (loss)	$213	$(222)	$192	$(215)

Attributable to:
Partnership	$122	$(301)	$(99)	$(450)
Non-controlling interest	91	79	291	235

Brookfield Infrastructure Corporation
Consolidated Statements of Cash Flows

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2021	2020	2021	2020

Operating Activities
Net income (loss)	$213	$(222)	$192	$(215)
Adjusted for the following items:
Depreciation and amortization expense	65	69	210	212
Mark-to-market on hedging items and other	21	25	(99)	73
Remeasurement of exchangeable and class B shares	(108)	292	168	432
Deferred income tax expense	17	17	157	83
Change in non-cash working capital, net	52	56	(9)	—
Cash from operating activities	260	237	619	585

Investing Activities
Disposal of subsidiaries, net of cash disposed	—	—	817	—
Purchase of long-lived assets, net of disposals	(109)	(107)	(305)	(291)
Settlement of foreign exchange hedging items	—	—	(76)	—
Cash (used by) from investing activities	(109)	(107)	436	(291)

Financing Activities
Distributions to non-controlling interest	(92)	(75)	(373)	(263)
Distributions to the Partnership	—	—	—	(33)
Proceeds from borrowings	—	50	377	485
Repayments of borrowings	—	(3)	(551)	(383)
Capital provided to non-controlling interest	—	—	(283)	—
Cash used by financing activities	(92)	(28)	(830)	(194)

Cash and cash equivalents
Change during the period	$59	$102	$225	$100
Impact of foreign exchange on cash	(23)	(13)	(11)	(54)
Balance, beginning of period	370	161	192	204
Balance, end of period	$406	$250	$406	$250

Brookfield Infrastructure Corporation
Statements of Funds from Operations

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2021	2020	2021	2020

Adjusted EBITDA
Utilities	$161	$135	$470	$401
Corporate	(12)	(9)	(32)	(23)
Total	149	126	438	378

Financing costs	(22)	(17)	(61)	(53)
Other expenses	(15)	(10)	(43)	(29)
Funds from operations (FFO)	112	99	334	296

Depreciation and amortization	(35)	(37)	(115)	(111)
Remeasurement of exchangeable and class B shares	108	(292)	(168)	(432)
Deferred taxes and other items	(63)	(71)	(150)	(203)
Net income (loss) attributable to the Partnership	$122	$(301)	$(99)	$(450)

Notes:

Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure Corporation net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses. Net income attributable to shareholders includes net income attributable to the Partnership prior to and after the special distribution.

The Statements of Funds from Operations above are prepared on a basis that differs from net income as presented in Brookfield Infrastructure Corporation’s Consolidated Statements of Operating Results on page 14 of this release, which is prepared in accordance with IFRS. Management uses FFO as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing our company’s results.